NEWS RELEASE

New York - AG	August 25, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Files NI 43-101 Technical Report for the Los Gatos Silver Mine

Vancouver, British Columbia - First Majestic Silver Corp. (NYSE: AG) (TSX: AG) (FSE: FMV) (the "Company" or "First Majestic") is pleased to announce that it has filed a technical report for its Los Gatos Silver Mine ("Los Gatos") entitled "NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates, Los Gatos Silver Mine" (the "Technical Report").

The Technical Report has an effective date of August 25, 2026 and supports the Los Gatos Mineral Resource and Mineral Reserve estimates effective December 31, 2025. The Technical Report was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") by Gonzalo Mercado, P.Geo., David Rowe, CPG, AIPG, Andrew Pocock, P.Eng., Hector Mezquita, RM MMSA and María Elena Vázquez Jaimes, P.Geo., all of whom are employed by First Majestic and are Qualified Persons (as defined under NI 43-101).

The Technical Report has been voluntarily filed under the Company's SEDAR+ profile at www.sedarplus.ca and has not been filed in connection with a material change or a short-form prospectus.  The Technical Report does not disclose any material change to the Mineral Resource and Mineral Reserve estimates previously disclosed in the Company's news release dated March 31, 2026 and in the Company's Annual Information Form for the year ended December 31, 2025.

Los Gatos is owned through the Los Gatos Joint Venture ("LGJV"), in which First Majestic holds a 70% interest and acts as operator; Dowa Metals & Mining Co., Ltd. holds the remaining 30% interest.

LOS GATOS MINERAL RESOURCE ESTIMATES

(100% LGJV Basis)

Table 1: Los Gatos Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2025 (100% LGJV Basis)

Table 2: Los Gatos Inferred Mineral Resource Estimates with an Effective Date of December 31, 2025 (100% LGJV Basis)

(70% Attributable to First Majestic)

Table 3: Los Gatos Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2025 (70% Basis)

Table 4: Los Gatos Inferred Mineral Resource Estimates with an Effective Date of December 31, 2025 (70% Basis)

  Mineral Resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), as incorporated by reference in National Instrument 43-101.
  Mineral Resources have an effective date of December 31, 2025 and reflect mining depletion through that date.
  Mineral Resources are reported on both a 100% Los Gatos Joint Venture basis and a 70% First Majestic Silver Corp. attributable basis, reflecting First Majestic's ownership interest in the LGJV.
  The Mineral Resource estimates presented in this Technical Report were prepared under the supervision of David Rowe, CPG, Director of Mineral Development for First Majestic Silver Corp., the Qualified Person responsible for Mineral Resources as defined by National Instrument 43-101.
  Mineral Resources are reported within conceptually mineable stope shapes, on an in-situ basis, with no mining dilution or recovery factors applied.
  Tonnages are reported in millions of tonnes (Mt); silver, gold, and silver-equivalent metal content are reported in millions of ounces (Moz); and copper, lead, and zinc are reported in millions of pounds (Mlb). Totals may not sum due to rounding.
  Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note Regarding Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category or converted into a Mineral Reserve.

LOS GATOS MINERAL RESERVE ESTIMATES

(100% LGJV Basis)

Table 5: Los Gatos Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2025 (100% LGJV Basis)

(70% Attributable to First Majestic)

Table 6: Los Gatos Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2025 (70% LGJV Basis)

  Mineral Reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and are reported in compliance with National Instrument 43-101.
  Mineral Reserves have an effective date of December 31, 2025 and are reported with a reference point of ore delivered to the processing plant.
  Mineral Reserves are presented on both a 100% Los Gatos Joint Venture basis and a 70% First Majestic Silver Corp. attributable basis, reflecting First Majestic's ownership interest in the LGJV.
  The Mineral Reserve estimates presented in this Technical Report were prepared under the supervision of, or reviewed by, Andrew Pocock, P.Eng., Director, Technical Services for First Majestic Silver Corp., the Qualified Person responsible for Mineral Reserves as defined by National Instrument 43-101.
  Mineral Reserves are reported within mineable stope shapes generated using a variable net smelter return (NSR) cut-off methodology. The NSR calculation methodology, metal prices, metallurgical recoveries, payabilities, and commercial terms applied in the reserve evaluation are described in Section 15 of this Technical Report.
  Metal Content is calculated using standard grade-tonnage relationships based on diluted grades and mineable tonnages.
  Modifying factors applied in the conversion of Mineral Resources to Mineral Reserves include, but are not limited to, mining methods, mining recovery, dilution, sterilization, depletion, cut-off values, geotechnical conditions, metallurgical performance, infrastructure, operability, safety, environmental, regulatory, legal, and social considerations. These factors were applied through mine design, NSR evaluation, and the generation of mineable stope shapes.
  Silver-equivalent (AgEq) grades and contained ounces are reported for reference purposes only to facilitate comparison of polymetallic Mineral Reserves. AgEq was not used for Mineral Reserve definition.
  Tonnage is reported in millions of tonnes (Mt); silver, gold, and silver-equivalent metal content is reported in millions of ounces (Moz); copper, lead, and zinc are reported in millions of pounds (Mlb). Totals may not sum due to rounding.

For additional information regarding the Mineral Resource and Mineral Reserve estimates presented herein, including estimation methodologies, key assumptions, modifying factors, data verification procedures, metallurgical considerations and the basis for classification, readers are encouraged to review the Technical Report filed under the Company's profile on SEDAR+ at www.sedarplus.ca and available on the Company's website www.firstmajestic.com.

QUALIFIED PERSONS AND QA/QC

The Mineral Resource and Mineral Reserve estimates disclosed herein are supported by quality assurance and quality control ("QA/QC") programs, data verification procedures, and review processes described in the Technical Report.

The scientific and technical information contained in this news release has been reviewed and approved by David Rowe, CPG, Director of Mineral Development and the Qualified Person for Mineral Resources, and Andrew Pocock, P.Eng., Director Technical Services and the Qualified Person for Mineral Reserves, each of whom is a Qualified Person as defined by NI 43-101.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A.

First Majestic operates its own minting facility, First Mint, LLC, and offers a portion of its silver production for sale to the public.  Bars, ingots, coins, and medallions are available for purchase online at www.firstmint.com.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.